Drinker Biddle & Reath LLP

                                   MEMORANDUM



       TO:        Kimberly Browning, Esquire


     FROM:        Edward T. Searle, Esquire


     DATE:        September 8, 2004


       RE:        Armada Funds' N-14 Comments

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As per our telephone conversation of Tuesday, September 7, following are responses to additional comments to Pre-Effective Amendment No. 2 to the Form N-14 Registration Statement of Armada Funds:

1. Comment: Rewrite the third bullet point on the second page of the shareholder letter in plain English.

         Response: The text of the bullet point will be restated to read as follows:

         "Total annual fund operating expenses of the Armada Acquiring Funds (before and after any fee waivers or expense reimbursements) which are lower than total annual fund operating expenses of the corresponding Riverfront Target Funds (before and after any fee waivers or expense reimbursements), except for Class I Shares of the Armada Government Money Market Fund for which total annual fund operating expenses before fee waivers are higher than those for Institutional Shares of the Riverfront Government Securities Money Market Fund but are lower after fee waivers;"

2. Comment: Discuss the Board's consideration that advisory fees of certain Armada Acquiring Funds will be higher after the Reorganizations than those applicable to the corresponding Riverfront Target Funds prior to the Reorganizations.

         Response: As discussed on our call, counsel to the independent trustees of The Provident Riverfront Funds has indicated that the discussion of Board considerations accurately reflects the record of the Board's deliberations. Nonetheless, under the heading "Board Approval of the Reorganization Plan," the following paragraph will be added following the third paragraph:

         "In determining that fees and expenses of the Armada Acquiring Funds are expected to be lower than those of the Riverfront Target Funds, the Board was presented with information concerning advisory fees for the Armada Acquiring Funds and Riverfront Target Funds. While contractual advisory fees for the Armada Small Cap Growth Fund, Armada Government Mortgage Fund and Armada Government Money Market Fund are higher than those currently paid by the Riverfront Small Company Select Fund, Riverfront U.S. Government Fund and Riverfront Government Securities Money Market Fund, respectively, the Board focused on the fact that total annual fund operating expenses for these Armada Acquiring Funds are lower than total annual fund operating expenses for the corresponding Riverfront Target Funds (after fee waivers in comparing Class I Shares of the Armada Government Money Market Fund to Institutional Shares of the Riverfront Government Securities Money Market Fund)."

3. Comment: In the fourth bullet point under the Q&A "What are the benefits of the Reorganization?" if showing performance show performance for the entire history of the Funds, not merely one year.

         Response: Providing this performance information was Registrant's attempt to be responsive to the staff's prior comment on the performance issue. Because of the disparity in inception dates among the funds, performance comparisons as noted in the comment could be misleading or not meaningful. Therefore, the one-year performance information will be deleted and the text of the bullet point will read as follows:

     "The long-term performance of the Armada Acquiring Funds compares favorably to that of the corresponding Riverfront Target Funds. The Combined Prospectus/Proxy Statement contains information on the performance of the Armada Acquiring Funds and Riverfront Target Funds for the one-, five-, and ten-year periods and for the period since inception for Funds with shorter histories."

4. Comment: Represent supplementally that Total Annual Fund Operating Expenses refers to gross expenses before waivers or expense reimbursements.

         Response: When the term Total Annual Fund Operating Expenses is used, it refers to the expenses before waivers or expense reimbursements as are presented on the bottom line of the fee and expense tables, unless in context it is expressly stated that fee waivers and/or expense reimbursements are taken into account.

5.       Comment: In the third paragraph of the Q&A, "What class of shares of
.. . . ?" explain the term "many shareholders."

         Response: As we discussed, this will be changed to "some shareholders" which is an accurate statement regardless of the percentage of Investor A shareholders that would be eligible to purchase Class I Shares. I note that the expense structure of Armada Funds' Class I Shares is more favorable than that of Armada Funds' Class A Shares, which is the comparable share class to Riverfront Funds' Investor A Shares.

6. Comment: In the fourth paragraph of the section "Purchasing Shares - Armada Acquiring Funds," clarify that orders processed through a financial intermediary must be received by the financial intermediary by 4 p.m. to receive the next determined NAV.

         Response: The third sentence of the paragraph will be revised to read, "In these cases, a Fund will be deemed to have received an order that is in proper form when the order is accepted by the financial intermediary by 4 p.m.
on a business day, . . . ."

7. Comment: The same comment as number 6 above applies to the section "Redeeming Shares - Armada Acquiring Funds."

         Response: The following sentence is added at the end of the first paragraph under the section:

"A redemption order accepted by a financial intermediary by 4 p.m. on a business day will be deemed to have been received by a Fund and will be priced at the NAV next determined less any CDSC."

8. Comment: Add as a principal risk that an investor could lose money by investing in the funds.

         Response: The requested disclosure will be added to the first paragraph under the principal risk factors section, which will be restated in its entirety as follows:

         "Investing in each Fund involves risk and there is no guarantee that a Fund will achieve its investment goal. As with any mutual fund, you could lose money by investing in a Fund. An investment in a Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency. Additional principal risks of investing in the Funds are set forth below."

9. Comment: In the section "Board Approval of the Reorganization Plan," discuss the Board's consideration of the fact that the Reorganization Plan could be changed without shareholder approval.

         Response: Counsel to the independent trustees of The Provident Riverfront Funds has confirmed that the discussion in this section accurately states the material factors considered by the Board in approving, and recommending that shareholders approve, the proposed Reorganization Plan. Registrant notes that the ability to amend the Reorganization Plan without shareholder approval is disclosed in the paragraph immediately preceding this section. Registrant will, however, add the following at the end of the first sentence of the first paragraph of this section:

". . . effected, after having reviewed the terms and conditions of the Reorganization Plan."

10. Comment: In the penultimate sentence of the third paragraph of the same section, clarify what is meant by the Board "believes" that the "overall" fees and expenses of the Armada Acquiring Funds are expected to be lower than those of the Riverfront Target Funds.

         Response: The sentence will be revised to read as follows:

"Based on this review, the Board determined that total annual fund operating expenses of the Armada Acquiring Funds are expected to be lower than those of the Riverfront Target Funds (after fee waivers in comparing Class I Shares of the Armada Government Money Market Fund to Institutional Shares of the Riverfront Government Securities Money Market Fund)."

11. Comment: Review disclosure concerning the Interim Agreement and New Agreement in "Proposal 2 - Approval of New Investment Advisory Agreement" versus the standards of Rule 15a-4 under the Investment Company Act.

         Response: The first sentence of the first paragraph under "Description of the Interim Agreement" states that the terms and conditions of the Interim Agreement are identical in all material respects to the PIA Agreement . . ." with limited exceptions in accordance with Rule 15a-4. See Rule 15a-4(b)(2)(v).

         The second sentence of the second paragraph will be restated to read "In approving the Interim Agreement, the Board of Trustees determined that the scope and quality of services to be provided by IMC to the Riverfront Target Funds under the Interim Agreement are at least equivalent to the scope and quality of services PIA provided under the PIA Agreement." This meets the standard stated in Rule 15a-4(b)(2)(iii).

         The first sentence of the second paragraph under "Terms of the New Advisory Agreement" will be restated to read "The advisory services to be provided by IMC under the New Agreement are identical to those provided by IMC under the Interim Agreement and materially the same as those provided by PIA under the PIA Agreement."

         The second sentence of the Q&A "Does the New Agreement differ substantially . . .?" will be revised to read "The terms of the New Agreement are identical to those of the Interim Agreement, except for certain provisions required in the Interim Agreement by federal regulations."

                                    * * * * *

         As we discussed, Registrant would like the Registration Statement to be declared effective as soon as possible. We believe that the foregoing changes can appropriately be incorporated into a filing pursuant to Rule 497 under the Securities Act of 1933 within the prescribed time period following the effectiveness of the Registration Statement.

         Please call me at (215) 988-2442 to discuss any of these responses.

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